UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 20, 2024, Vertical Aerospace Ltd. (the “Company”) announced that its wholly-owned subsidiary, Vertical Aerospace Group Ltd (“Vertical Aerospace”) is the recipient of a grant totalling approximately GBP £8.1 million from the UK Government, through the Aerospace Technology Institute (ATI) grant funding programme, to research, design and develop the Company’s third-generation propellers and electric vertical take off and landing (eVTOL) aircraft propulsion system. Vertical Aerospace is a member of a consortium delivering the project, comprising the University of Glasgow, the University of Bristol, Cranfield University and Helitune.

This grant is being drawn down in installments over the duration of the project, which is expected to continue for approximately three years. Receipt of the grant is subject to the terms and conditions of the award set out in the formal grant offer letter dated February 9, 2024, and signed by all parties as of February 16, 2024, which include, among others, that the ATI funding will contribute only 50% of Vertical Aerospace’s eligible costs in connection with the propeller development.

Press Release

On February 20, 2024, Vertical Aerospace Ltd. issued a press release, a copy of which is furnished as Exhibit 99.1 hereto.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the the receipt of anticipated funding and technology development, the design and manufacture of the VX4, our plans for capital expenditures, our liquidity, growth and profitability strategies, our ability and plans to raise additional capital to fund our operations and related timing on acceptable terms, or at all, our business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, certification and the commercialization of the VX4 and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, expectations surrounding pre-orders and commitments, the features and capabilities of the VX4, the transition towards a net-zero emissions economy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the possibility of the expected grant funding not being received in whole or in part, including as a result of a failure to enter into necessary agreements with third parties or the non-fulfilment of other conditions precedent, the early termination of the grant funding programme, failure to adhere to the terms and conditions applicable to the project, Vertical’s failure to secure sufficient resources to be able to claim the full eligible amount of the grant funding, and failure to progress the technology development project according to Vertical’s current plans, any or all of which could result in Vertical receiving less than, or ultimately none of, the anticipated funding described herein; as well as the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2023, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Vertical Aerospace Ltd. dated February 20, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: February 20, 2024	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Financial Officer